UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL’S BOARD RECOMMENDS DIVIDEND AMOUNT
Moscow, Russia – May 10, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces its Board’s dividend recommendation.
On May 10, 2011, Mechel’s Board of Directors recommended to the Annual General
Shareholders’ Meeting annual dividend of 8.73 rubles per one ordinary share
(approximately $0.32 per ADR*) for the 2010 fiscal year. Also Mechel’s Board recommended annual dividend of 26.21 rubles per one preferred share (about $0.95 per one preferred share and $0.47 per one preferred American Depositary Share*).
The total dividend the Board recommended to the Annual General Shareholders’
Meeting would amount to 3,634,043,603.85 rubles (about $131.4 million*) for ordinary shares. The total dividend for preferred shares is 3,636,818,742.15 rubles (about $131,5 million*). This dividend payment amount is in line with
Mechel OAO’s Charter provision regarding preferred shares.
According to the Board’s decision dividend payment will be made in cash by wire transfer no later than 60 days after the day the decision to make the dividend payment is approved.
The list of persons entitled to receive dividends will be made on the record date for those entitled to participate in the Annual General Shareholders’
Meeting, based on the data in the Shareholders’ Register as of April 20, 2011.
The annual general shareholders’ meeting will be held on June 6, 2011, at the address: 1 Krasnoarmeyskaya Ul., Moscow, Russian Federation.
* According to the Russian Central Bank exchange rate of 27,6635 RUR/$ as of May
7, 2011.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: May 10, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO